 EXHIBIT 99.01

Chunghwa Telecom won the bid for “2017 rental project of Taoyuan City Tianluo Network of Monitoring System from private operator”

Date of events: 2017/03/01

Contents:

1.Date of occurrence of the event:2017/03/01

2.Company name:Chunghwa Telecom Co., Ltd

3.Relationship to the Company (please enter ”head office” or ”subsidiaries”):head office

4.Reciprocal shareholding ratios:N/A

5.Cause of occurrence:Chunghwa Telecom won the bid for ”2017 rental project of Taoyuan City Tianluo Network of Monitoring System from private operator”, at the amount of NT$586.32 million (tax inclusive) for the period of 2017/03 ~ 2022/10.

6.Countermeasures:None

7.Any other matters that need to be specified:None